LEXINGTON REALTY TRUST
One Penn Plaza, Suite 4015
New York, NY 10119-4015

September 11, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Robert F. Telewicz, Jr, Senior Staff Accountant

Re:	Lexington Realty Trust Form 10-K for the fiscal year ended December 31, 2013 Filed February 26, 2014 File No. 1-12386
Dear Mr. Telewicz:
This letter sets forth the response of Lexington Realty Trust (“Lexington” or “we”) to the Staff's comment letter, dated September 4, 2014, in connection with the Staff's review of Lexington's Form 10‑K for the fiscal year ended December 31, 2013 (the “Form 10-K”). Capitalized terms used herein and not otherwise defined herein have the meanings specified in the Form 10-K, as applicable. For your convenience, we have repeated each of the Staff's comments prior to our response below.
Form 10‑K for fiscal year ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Revenue Recognition, page 47

1)
We note your disclosure on page 45 that certain of your long-term leases contain provisions that require base rent increases based upon the consumer price index. Please confirm for us and revise your disclosure in future filings to state, if true, that only those leases with fixed rent escalations are recognized on a straight-line basis.

Lexington confirms to the Staff that only those leases with fixed rent escalations are recognized on a straight-line basis. In addition, Lexington will revise its disclosure in future filings to state that only those leases with fixed rent escalations are recognized on a straight-line basis.

__________________________________________________________
Tel: (212) 692-7200 ● Fax: (212) 594-6600 ● Website: www.lxp.com

Securities and Exchange Commission
September 11, 2014

Funds From Operations, page 22

2)
We note you have labeled certain items as non-recurring when presenting Company FFO, as adjusted. Given the nature of these adjustments, it is not clear why they are non-recurring. Please clarify and/or revise to remove the reference to non-recurring from your disclosure in future filings. Reference is made to Question 102.03 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Lexington confirms to the Staff that it will remove from its disclosures in future filings the reference to the adjustments made in the Company FFO, as adjusted tabular calculation as “non-recurring.”

Financial Statements

Notes to Consolidated Financial Statements, page 70

(11) Senior Notes, Convertible Notes, Exchangeable Notes and Trust Preferred Securities, page 86

3)	Please clarify why the carrying amount of the equity component related to the 6% Convertible Guaranteed Notes is negative for the current period presented.

Lexington confirms to the Staff that the carrying amount of the equity component related to the 6.00% Convertible Guaranteed Notes (the “Notes”) is negative for the current period presented due to several partial settlements of the Notes, which collectively had a fair value allocated to the equity component that was in excess of the fair value allocated to the equity component at the original issuance of the Notes in 2010.
Per ASC 470-20-40-19, upon settlement of notes, “an issuer shall allocate the consideration transferred and transaction costs incurred to the extinguishment of the liability component and the reacquisition of the equity component”. Per ASC 470-20-40-20, an issuer must “[m]easure the fair value of the consideration transferred to the holder” and “[a]llocate the fair value of the consideration transferred to the holder between the liability and equity components of the original instrument as follows:

1.	Allocate a portion of the settlement consideration to the extinguishment of the liability component equal to the fair value of that component immediately before extinguishment.
...

3.	Allocate the remaining settlement consideration to the reacquisition of the equity component and recognize that amount as a reduction of stockholders’ equity.”

Securities and Exchange Commission
September 11, 2014

In 2010, Lexington issued $115,000,000 aggregate principal amount of the Notes of which $13,134,000 was allocated to the equity component in accordance with ASC 470-20. In 2012 and 2013, Lexington settled $86,009,000 aggregate principal amount of the Notes, for which the aggregate fair value of the consideration transferred was $133,621,000.
Based upon the guidance in ASC 470-20, Lexington allocated $94,455,000 to the extinguishment of the liability component representing the aggregate fair value of that component immediately before extinguishment. The fair value of the remaining aggregate consideration transferred of $39,166,000 ($133,621,000 less $94,455,000) was recognized as a reduction in shareholders’ equity, resulting in a negative equity component balance of ($26,032,000). This treatment is consistent with the example shown in ASC 470-20-55-71-82, which similarly reflects a fair value of the equity component at extinguishment greater than the amount which was allocated to the equity component at issuance.

*        *        *

At the request of the Staff, Lexington acknowledges that:

•	Lexington is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Lexington may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would greatly appreciate your prompt attention in resolving any remaining open issues. If you have any questions regarding the responses to the Staff's comments, please call the undersigned at (212) 692-7215.

Sincerely
/s/ Patrick Carroll
Patrick Carroll, Chief Financial Officer

cc:    Elizabeth Noe, Esq., Paul Hastings LLP